Scottish and Southern
Energy

Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Telephone: (0)1738 455154
Facsimile: (0)1738 455281

Securities and Exchange Commission
450 Fifth Street
WASHINGTON DC
20549
USA

21 April 2005

Dear Sirs

Ref: 82- 3099

I enclose copies of the announcements, and a listing of these announcements, which have been filed with the London Stock Exchange from 16 February 2005 to 31 March 2005.

The information is provided pursuant to Rule 12(g)3-2b of the Securities Exchange Act of 1934 as amended.

Yours sincerely

Anne Sutherland
Company Secretarial Assistant

List of Announcements

Date	Headline	LSE Number
16/02/2005	SSE Informs price changes	6608I
21/02/2005	Holding(s) in Company	84951
24/02/2005	Holding(s) in Company	98271
24/02/2005	Directorate Change	0071J
28/02/2005	Blocklisting Interim Review	1067J
01/03/2005	Director Shareholding	1666J
01/03/2005	Vulnerable Cutomers' Support	1864J
04/03/2005	Corporate update	3350J
17/03/2005	Corporate update	8733J
25/03/2005	Director Shareholding	2413K
30/03/2005	Director Shareholding	3161K
31/03/2005	Corporate update	3844K
31/03/2005	Directors Shareholding	4477K

The Company was notified on 31 March 2005 by Halifax plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases in the Company's ordinary shares:-

(a) that 28,273 shares were purchased at £8.89 using participating employees' gross salary ('Partnership Shares').

(b) that the Company matched the Partnership Shares purchased by employees and purchased a further 16,575 shares at £8.89 ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per month.

(c) that the cash dividends paid on 24 March 2005 were re-invested and used to purchase 14,882 Dividend Shares

The 59,730 Partnership,Matching and Dividend Shares were allocated to employees at £8.835.

The purchase was made pursuant to a regular standing order instruction with Halifax plc for the monthly purchase of Partnership and Matching Shares and the re-investment of cash dividends into Dividend Shares.

The interests of Executive directors of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Number of Dividend Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	14	5	11	0.000003%	21,651	0.003%
Ian Marchant	14	5	11	0.000003%	64,572	0.008%
David Sigsworth	14	5	0	0.000002%	44,049	0.005%
Alistair Phillips-Davies	14	5	10	0.000003%	11,248	0.001%
Gregor Alexander	14	5	11	0.000003%	9,279	0.001%

The Company was also notified on 31 March 2005 of a dividend re-investment by Mr Marchant's PEP Manager of 8 shares at a price of £8.845. The date of the transaction was 30 March 2005.

Director	No of shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Ian Marchant	8	0.00	64,580	0.008%

Approved
A Gray 31/03/05

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Corporate Update
Released	09:00 01-Apr-05
Number	4479K

Scottish and Southern Energy

RNS Number:4479K
Scottish & Southern Energy PLC
01 April 2005

Aldbrough Gas Storage facility starts leaching

Scottish and Southern Energy has today confirmed that it has received approval to begin 'leaching' the nine caverns that will be used to store gas at its Aldbrough Gas Storage Facility. The project, a joint venture between SSE Hornsea Limited (a subsidiary of Scottish and Southern Energy (SSE)) and Statoil (U.K.) Limited, to create nine caverns which can store up to 420 million cubic metres of working gas will provide essential additional storage for the UK energy industry.

The site is located 2.5km south-east of Aldbrough and 1.5km inland from the coast. Once completed, the Aldbrough facility will be able to provide enough gas in a day to supply around four million homes.

The nine caverns will be created by directionally drilling from a Central Processing Area down to the salt strata. Seawater is then pumped into the boreholes to dissolve the salt and form the caverns - a process known as leaching. The process will take around four years to complete with the first cavern expected to be ready to store gas by 2007.

- ENDS -

Enquiries to:
Scottish and Southern Energy
Julian Reeves, Communications Manager Tel no: 0870 9000 410

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Corporate Update
Released	09:14 31-Mar-05
Number	3844K

Scottish and Southern Energy

RNS Number:3844K
Scottish & Southern Energy PLC
31 March 2005

SCOTTISH AND SOUTHERN ENERGY PLC
FIRST TXU ADMINISTRATION DISTRIBUTION RECEIVED

Scottish and Southern Energy plc ("SSE") announced on 3 December 2004 that its subsidiary, SSE Energy Supply Ltd, had agreed a claim of £294.2m with the administrators of TXU Europe Group plc and certain of its subsidiaries in respect of a 14-year contract originally entered into in 1997.

It said that it expected that more than 75% of its agreed claim would be settled, subject to creditor approval of a company voluntary agreement (CVA), and that it was anticipated that the first distribution to creditors would be made on or around 31 March 2005, with other distributions being made in the autumn of 2005 and the spring of 2006.

The CVA was approved on 28 January 2005 and SSE has now received the first net distribution of £159.1m from the administrator.

Enquiries to:
Scottish and Southern Energy
Alan Young, Director of Corporate Communications0870 900 0410
Denis Kerby, Investor and Media Relations Manager0870 900 0410

END

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	09:32 30-Mar-05
Number	3161K

Scottish and Southern Energy

RNS Number:3161K
Scottish & Southern Energy PLC
30 March 2005

Notification of Directors' Interests

Scottish and Southern Energy plc wishes to notify the following changes in directors' interests in the Company's Ordinary 50p Shares (shares) following notification to the Company on 29 March 2005 by the PEP Manager regarding the reinvestment of dividends on 24 March 2005, pursuant to a regular standing order instruction.

David Sigsworth	Single Company PEP31 shares at a price of £8.92
	General PEP 37 shares at a price of £8.92
Lorna Sigsworth(Spouse)	Single Company PEP 18 shares at a price of £8.92
	General PEP 37 shares at a price of £8.92

Following this notification, David Sigsworth has an interest in 44,030 shares representing 0.0051% of the issued share capital of the Company.

Gregor Alexander	Single Company PEP 8 shares at a price of £8.92

Following this notification, Gregor Alexander has an interest in 9,249 shares representing 0.0011% of the issued share capital of the Company.

END

RNS Number:2413K
Scottish & Southern Energy PLC
25 March 2005

Reinvestment of March 2005 dividend under the Deferred Bonus Plan

The Company was notified on 24 March 2005 of the purchase of 8,016 Ordinary Shares of 50p each in the Company at a price of £8.8849 per share, pursuant to a regular standing order instruction.

The purchase was carried out on 23 March by Bedell Cristin Trust Company Limited, trustees of the Scottish and Southern Energy Deferred Bonus Plan ("the Trust"). The purchase related to the reinvestment by the Trustees of the March 2005 dividend.

For Companies Act purposes, the Executive Directors are regarded as having an interest in shares held by the Trust.

END

Regulatory Announcement

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Corporate Update
Released	09:05 17-Mar-05
Number	8733J

Scottish and Southern Energy

RNS Number:8733J
Scottish & Southern Energy PLC
17 March 2005

SCOTTISH AND SOUTHERN ENERGY WIN £400 MILLION
'MOD' SOUTH EAST PRIME CONTRACT

A joint venture comprising Southern Electric Contracting, the subsidiary of Scottish and Southern Energy plc ("SSE"), and Interserve, has been awarded the Ministry of Defence's 'Prime' contract covering London and the south-east of England.

The contract, which was awarded by Defence Estates, the agency set up to manage the MoD's estate, is worth approximately £400 million over an initial seven years with an MoD option of a three-year extension. Operations will begin in April 2005.

South East Prime is one of five long-term contracts being rolled out across the UK by the MoD, which will employ prime contracting principles to procure the majority of its construction and maintenance services.

Ian Marchant, SSE's Chief Executive said: "I am very pleased that the work

leading to the award of this contract has been completed. This is a significant milestone in the ongoing development of SSE's Contracting business. The important thing now is to make a success of the contract."

- ENDS -

For further information contact:

Alan Young - Director of Corporate Communications 0870 900 0410
Denis Kerby - IR and Media Relations Manager 0870 900 0410

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Corporate Update
Released	08:59 04-Mar-05
Number	3350J

Scottish and Southern Energy

4 March 2005

SCOTTISH AND SOUTHERN ENERGY PLC
SIX MILLION ENERGY SUPPLY CUSTOMERS

The energy supply business of Scottish and Southern Energy plc ("SSE") now has six million customers for the first time. SSE, which markets electricity and gas as Southern Electric, SWALEC, Scottish Hydro Electric and Atlantic, has gained almost 1.5 million customers since the start of 2002.

Ian Marchant, Chief Executive of SSE, said:

"I believe that our combination of best-in-class customer service and the value of our brandsmeans we will continue to gain customers in the future. It also remains important, however, to maximise the value to be derived from the enlarged customer base which we have built up over the last three years. With that aim in mind, our new energy services unit has been set up to consolidate and market the services we provide to customers 'beyond the meter'."

Enquiries to:

Scottish and Southern Energy

Alan Young, Director of Corporate Communications	0870 900 0410
Denis Kerby Investor and Media Relations Manager	0870 900 0410

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	VULNERABLE CUSTOMERS' SUPPORT
Released	14:21 01-Mar-05
Number	1864J

RNS Number:1864J
Scottish & Southern Energy PLC
01 March 2005

SCOTTISH AND SOUTHERN ENERGY PLC
SUPPORT FOR THE MOST VULNERABLE CUSTOMERS

Scottish and Southern Energy plc ("SSE") has announced the details of a new tariff and package of services for its most vulnerable customers which it will introduce later this year. The announcement was made during a presentation by SSE's Chief Executive, Ian Marchant, at an energy conference in London organised by Amicus today (1 March).

Qualifying customers will be offered:

- electricity and gas prices around 20 per cent lower than current market prices;
- a benefits health check, where appropriate;
- free energy efficiency measures such as loft and cavity wall insulation; and
- the loan of an A-rated fridge or fridge freezer if their existing one is inefficient.

These services will be offered to those customers with multiple problems - a low income that needs to be supported by particular benefits; special needs, such as a disability; and a home that has particularly poor energy efficiency.

Over the first three years, SSE expects up to 30,000 households might qualify for the new tariff and services. The combination of lower prices, energy efficiency measures and the installation of A-rated refrigeration equipment should enable a family living in a three bedroom semi-detached house to cut their total energy bills by around 30% or around £200 a year.

In addition to the new tariff and services, SSE is also intending to extend to customers who pay for their energy via Fuel Direct the same discount on their bills (6%) as those who pay via Direct Debit. (Fuel Direct is a means by which people in receipt of certain benefits such as income support can pay for their energy and is guaranteed by the Department of Work and Pensions.)

Ian Marchant said:

"While we do not believe that the energy supply industry is responsible for fuel poverty, we do believe that it is in the long-term interests of the industry to be seen to be making a real effort to play our part in dealing with the problem. There is now a universal understanding that the price of electricity and gas is just one of three factors which will determine if a household is going to fall into fuel poverty. The other factors are the income of the household and the energy efficiency rating of the property that the household occupies.

Tackling fuel poverty is in everyone's interests. So, in this climate of partnership, we want to play a constructive part, along with the government, other energy supply companies and the relevant agencies. That's why we have put together this package."

Enquires to:

Denis Kerby, Investor and Media Relations Manager 0870 900 0410

END

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	10:43 01-Mar-05
Number	1666J

Scottish and Southern Energy

RNS Number:1666J
Scottish & Southern Energy PLC
01 March 2005

The Company was notified on 28 February 2005 by Halifax plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases in the Company's ordinary shares:-

(a) that 27,898 shares were purchased at £8.765 using participating employees' gross salary ('Partnership Shares').

(b) that the Company matched the Partnership Shares purchased by employees and purchased a further 16,379 shares at £8.765 ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per month.

The 44,277 shares (Partnership and Matching) were allocated to employees at £8.765

The purchase was made pursuant to a regular standing order instruction with Halifax plc for monthly purchases of Partnership and Matching Shares for the SIP.

The interests of Executive directors of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	14	5	0.000002%	21,621	0.003%
Ian Marchant	14	5	0.000002%	64,542	0.008%
David Sigsworth	14	5	0.000002%	43,907	0.005%
Alistair Phillips-Davies	15	5	0.000002%	11,219	0.001%
Gregor Alexander	14	5	0.000002%	9,241	0.001%

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Blocklisting Interim Review
Released	11:19 28-Feb-05
Number	1067J

Scottish and Southern Energy

RNS Number:1067J
Scottish & Southern Energy PLC
28 February 2005

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company
Scottish and Southern Energy plc

2. Name of scheme
SAYE Sharesave Option

3. Period of return:
From 1 September 2004 To 28 February 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
1,600,534

5. Number of shares issued / allotted under scheme during period:
1,059,728

6. Balance under scheme not yet issued / allotted at end of period
540,806

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
1,200,000 shares listed on 19 July 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records
858,792,569

Contact for queries

Name Anne Sutherland
Address Anne.sutherland@scottish-southern.co.uk
Telephone 01738 455154

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Blocklisting Interim Review
Released	11:19 28-Feb-05
Number	1067J

Scottish and Southern Energy

RNS Number:1067J
Scottish & Southern Energy PLC
28 February 2005

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company
Scottish and Southern Energy plc

2. Name of scheme
SAYE Sharesave Option

3. Period of return:
From 1 September 2004 To 28 February 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
1,600,534

5. Number of shares issued / allotted under scheme during period:
1,059,728

6. Balance under scheme not yet issued / allotted at end of period
540,806

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
1,200,000 shares listed on 19 July 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records
858,792,569

Contact for queries

Name	Anne Sutherland
Address	Anne.sutherland@scottish-southern.co.uk
Telephone	01738 455154

Person making the return

Name Ailsa Gray
Position Deputy Company Secretary
Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company
Scottish and Southern Energy plc

2. Name of scheme
Executive Share Option Scheme

3. Period of return:
From 1 September 2004 To 28 February 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
249,511

5. Number of shares issued / allotted under scheme during period:
145,057

6. Balance under scheme not yet issued / allotted at end of period
104,454

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
300,000 on 19 July 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records
858,792,569

Contact for queries
Name Anne Sutherland
Address Anne.sutherland@scottish-southern.co.uk
Telephone 01738 455154

Person making the return
Name Ailsa Gray
Position Deputy Company Secretary
Signature

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Directorate Change
Released	14:37 24-Feb-05
Number	0071J

RNS Number:0071J
Scottish & Southern Energy PLC
24 February 2005

ELECTRICITY DIRECTORS RETIRE WITH 90 YEARS SERVICE

Scottish and Southern Energy plc ("SSE") announced on 29 July 2004 that Henry Casley, non-Executive Director, and David Sigsworth, Generation Director, intended to retire from the Board before the 2005 Annual General Meeting.

David Sigsworth will retire from the Board on 31 March 2005. He joined the electricity industry in 1962 and has been on the Board of SSE since it was formed in 1998. Henry Casley will retire on 17 May 2005. He joined the industry in 1961 and has also been on the Board since SSE was formed.

As stated in the 29 July announcement, SSE's Board will in future consist of four Executive Directors and five independent non-Executive Directors. Colin Hood, Chief Operating Officer, will assume Board-level responsibility for the operation of SSE's generation portfolio and will become Lead Director for the Environment.

Sir Robert Smith, Chairman of SSE, said: "With almost 90 years' service between them, Henry Casley and David Sigsworth have been outstanding servants of the UK's electricity industry. They were instrumental in the successful privatisations of Southern Electric and Scottish Hydro-Electric respectively and in the evolution of what were highly successful companies in their own right.

Henry and David have played highly significant parts in the successful merger of Southern Electric and Scottish Hydro-Electric to create SSE and in the subsequent development of the business. They have each brought to bear their wealth of experience and expertise and their contributions have been invaluable, and they are stepping down from the Board with our best wishes for the future."

Enquires to:

Alan Young, Director of Corporate Communications0870 900 0410
Denis Kerby, Investor and Media Relations Manager0870 900 0410

NOTE TO EDITOR:-

When Henry Casley and David Sigsworth joined the electricity industry in the early 1960s, work was still going on to standardise voltages across the country after nationalisation in 1947. Another priority in the early 1960s was to complete the rural electrification programmes which were still connecting farms and other rural settlements to the electricity network.

Many electricity bills, especially for industrial and commercial customers, were still typed on old fashioned typewriters and carbon paper in the early 1960s. The industry's first use of computers for billing and computer centre was built around that time at Limewood Approach in Leeds, near where David Sigsworth started work for Yorkshire Electricity Board.

Cornishman Henry Casley's first job in the electricity industry was with the South Western Electricity Board (SWEB), which distributed electricity from Bristol down to Land's End. His final job in the industry has been with SSE, which distributes electricity up to John O'Groats.

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	09:44 24-Feb-05
Number	9827I

Scottish and Southern

RNS Number:9827I
Scottish & Southern Energy PLC
24 February 2005

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

Scottish and Southern Energy plc (the Company) was notified on 23 February 2005 that FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries, both being non-beneficial holders, have a notifiable interest in 24,547,955 ordinary shares in the Company, being 2.86% of the issued share capital of the Company.

The shares are registered as follows:

Nominee/Registered Name	Management Company	Shares Held
State Street Hong Kong	FIA(K)L	13,100
Bank of New York Europe	FII	822,851
Master Trust Bank of Japan	FIJ	102,100
Nomura Trust and Banking	FIJ	30,400
Trust & Cust Svcs Bk Ltd, Toko	FIJ	26,230
Bank of New York Brussels	FIL	69,000
Brown Bros Harrimn Ltd.	FIL	89,124
Chase Manhttn Bk Ag Frnkfrt	FIL	283,400
Citibank Na, Hong Kong Br	FIL	20,800
Ing Luxembourg	FIL	22,592
JP Morgan, Bournemouth	FIL	388,957
National Astl Bk Melbourne	FIL	429,153
Northern Trust London	FIL	170,000
RBC Global Services	FIL	208,100
State Str Bk and Tr Lndn	FIL	218,760
State Street Bank Australia	FIL	334,200
State Street T&B Co Ltd Tokyo	FIL	33,000
Bermuda Trust Far East	FIM HK	27,900
JP Morgan, Bournemouth	FISL	6,461,644
Northern Trust	FMRCO	110,400
State Street Bank and Tr Co	FMRCO	7,100
Bank of New York	FMTC	281,000
Brown Brothers Harriman and Co	FMTC	1,222,900
CIBC Mellon Trust	FMTC	200,921
JPMorgan Chase Bank	FMTC	559,900
Mellon Bank N.A.	FMTC	724,284
Northern Trust Co	FMTC	1,296,738
Royal Trust - Toronto	FMTC	24,300
State Street Bank and Tr Co	FMTC	3,082,167
Bank of New York Brussels	FPM	1,175,331
Bank of New York Europe	FPM	89,900
Chase Manhattan London	FPM	11,100
Chase Manhttn Bk Ag Frnkfrt	FPM	79,600
Citibank London	FPM	146,700
Clydesdale Bank plc	FPM	91,000
Dexia Privatbank	FPM	9,500
HSBC Bank Plc	FPM	105,279
JP Morgan, Bournemouth	FPM	1,084,831
Mellon Bank	FPM	246,182
Nordea Bank AB	FPM	25,600
Northern Trust London	FPM	2,206,668

Societe Generale	FPM	37,300
State Str Bk and Tr Co Lndn	FPM	1,956,607
State Street Munich	FPM	21,336
	GRAND TOTAL	24,547,955

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	15:53 21-Feb-05
Number	8495I

Scottish and Southern Energy

RNS Number:8495I
Scottish & Southern Energy PLC
21 February 2005

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 18 February 2005 that Barclays plc, through various legal entities as listed below, has a notifiable interest in 34,202,431 ordinary 50p shares in Scottish and Southern Energy plc, being 3.98% of the issued share capital of the company.

Legal Entity	
Barclays Global Investors Japan Ltd	205,026
Barclays Life Assurance Co Ltd	963,364
Barclays Bank Trust company Ltd	25,704
Barclays Global Fund Advisors	1,774,214
Barclays Private Bank and Trust Ltd	450
Barclays Global Investors Australia Ltd	262,265
Barclays Private Bank Ltd	2,040
Barclays Global Investors Japan Trust & Banking	857,999
Gerrard Ltd	1,093,338
Barclays Private Bank and Trust Ltd	17,938
Barclays Global Investors Ltd	19,454,411
Barclays Global Investors, N.A.	9,543,913
Barclays Capital Securities Ltd	1,769
Group Holding	34,202,431

Registered Holder	
Bank of Ireland	119,989
BARCLAYS CAPITAL NOMINEES LIMITED	1,769
Barclays Trust Co & Others	1,430
BARCLAYS TRUST CO AS EXEC/ADM	2,338
Barclays Trust Co DMC69	13,400
Barclays Trust Co R69	8,536
BNP PARIBAS	28,209
CHASE NOMINEES LTD	483,183
CHASE NOMINEES LTD	8,917,393
CHASE NOMINEES LTD	273,106
CIBC MELLON GLOBAL SECURITIES	25,670
Clydesdale Nominees HGB0125	2,920
Clydesdale Nominees HGB0125	1,270
Clydesdale Nominees HGB0125	4,230
Clydesdale Nominees HGB0125	6,660
Clydesdale Nominees HGB0125	1,640
Clydesdale Nominees HGB0125	1,218
INVESTORS BANK AND TRUST CO.	207,468
INVESTORS BANK AND TRUST CO	1,377,000
INVESTORS BANK AND TRUST CO	11,218
INVESTORS BANK AND TRUST CO	24,352
INVESTORS BANK AND TRUST CO	154,176
INVESTORS BANK AND TRUST CO	205,305
INVESTORS BANK AND TRUST CO	419,035

INVESTORS BANK AND TRUST CO	1,198,947
INVESTORS BANK AND TRUST CO	11,997
INVESTORS BANK AND TRUST CO	240,659
INVESTORS BANK AND TRUST CO	204,421
INVESTORS BANK AND TRUST CO	4,438,534
INVESTORS BANK AND TRUST CO	170,272
INVESTORS BANK AND TRUST CO	9,602
JP MORGAN (BGI CUSTODY)	286,076
JP MORGAN (BGI CUSTODY)	55,586
JP MORGAN (BGI CUSTODY)	502,190
JP MORGAN (BGI CUSTODY)	104,488
JP MORGAN (BGI CUSTODY)	920
JP MORGAN (BGI CUSTODY)	9,352,613
JP MORGAN (BGI CUSTODY)	14,104
JP MORGAN (BGI CUSTODY)	428,116
JP Morgan Chase Bank	546
JPMORGAN CHASE BANK	55,054
JP Morgan Chase Bank	9,213
JP Morgan Chase Bank	8,727
JP Morgan Chase Bank	15,311
JP Morgan Chase Bank	92,857
JP Morgan Chase Bank	109,290
JP Morgan Chase Bank	455,881
JP Morgan Chase Bank	108,653
JP Morgan Chase Bank	7,168
JP Morgan Chase Bank	36,775
JP Morgan Chase Bank	23,337
JP Morgan Chase Bank	25,737
JPMORGAN CHASE BANK	142,586
JPMORGAN CHASE BANK	119,679
Mellon Trust - Boston & SF	128,085
Mellon Trust - Boston & SF	65,236
MELLON TRUST OF NEW ENGLAND	81,189
Mitsubishi Trust International	5,487
NORTHERN TRUST BANK - BGI SEPA	104,323
NORTHERN TRUST BANK - BGI SEPA	21,514
NORTHERN TRUST BANK - BGI SEPA	90,953
R C Greig Nominees Limited a/c	242,173
R C Greig Nominees Limited a/c	123,792
R C Greig Nominees Limited GP1	523,011
R C Greig Nominees Limited SA1	204,362
Reflex Nominees Limited	450
State Street	14,737
STATE STREET BOSTON	746,809
STATE STREET BOSTON	74,365
WELLS FARGO SEATTLE - WIRE BAN	14,791
ZEBAN NOMINEES LIMITED	2,040
TOTAL	34,202,431

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	SSE INFORMS PRICE CHANGES
Released	14:15 16-Feb-05
Number	6608I

Scottish and Southern Energy

RNS Number:6608I
Scottish & Southern Energy PLC
16 February 2005

SSE INFORMS CUSTOMERS OF
ELECTRICITY AND GAS PRICE CHANGES

Scottish and Southern Energy has begun informing its domestic electricity and gas customers that its prices for energy will rise, either from 1 March 2005 or, for around 550,000 customers, from 1 July 2005. Across Great Britain, the average price rise for electricity customers will be 6.7% (3.7% in the north of Scotland) and the price rise for gas customers will be 9.1%.

SSE will hold its electricity prices at their revised level until at least January 2006 and will seek to do the same with gas prices. The position with gas prices is, however, dependent on trends in the wholesale gas market.

The increases for around 550,000 SSE customers who use pre-payment meters or are on the 'BudgetWarmth' and 'easywarm' tariffs will be delayed until 1 July 2005. They will also not apply to customers who signed up with SSE after 1 January 2005 or who sign up before 1 April 2005. Prices for these customers will remain at current levels until at least 1 July 2005.

The company last announced a change in domestic energy prices in June 2004 and while all the other major energy supply companies raised their prices two or three times during 2004, SSE made just one increase.

As part of a package of changes, SSE is extending to all customers its prompt payment discount of 3.5%, currently only available to around 50% of its customers. This means that they can reduce the price rise by 3.5% if they choose to pay promptly.

SSE's customers obtain a 6% discount on their unit charges for energy if they pay by direct debit. The company also offers 'tailor-made' payment arrangements to help customers in need, with around 200,000 households taking advantage of these arrangements during 2004.

Between 2005 and 2008 SSE expects to help around 250,000 'priority' households to lower their energy bills through the provision of free energy efficiency measures such as loft and cavity wall insulation. Its customers can obtain free energy efficiency advice by calling the company's 'energyline' on 0845 777 6633.

In addition, SSE has appointed a new Head of Priority Services with a brief to assemble a new package of measures to help the most vulnerable customers, including a special tariff designed to meet their needs. Details of this package will be set out at the Amicus conference on 1 March and the package itself will be made available later this year. In the meantime, customers who are over 60, who have disabilities or who suffer from long-term ill health can receive free services by registering with SSE's 'Careline' free on 0800 622 838. To date, almost 200,000 electricity and gas customers are on this register.

Ian Marchant, Chief Executive of SSE, said: "In line with our policy of adopting a responsible approach to pricing, we gave a commitment last summer to hold domestic energy prices at their current levels until at least early 2005. Since that commitment was made, every other energy supplier has increased prices - in some cases, twice.

so long, and now is the point at which we have to increase prices. Nevertheless, I am pleased that we have been able to delay to July the increase for around 550,000 customers.

"Longer term, we will continue to adopt a measured and responsible approach to domestic energy pricing, while giving renewed focus to helping especially vulnerable customers. That's why we have given a commitment to hold electricity prices at their revised levels until at least January 2006."

Enquires to:

Alan Young, Director of Corporate Communications 0870 900 0410
Denis Kerby, Investor and Media Relations Manager 0870 900 0410

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